Amended Schedule A
(Effective as of October 6, 2015)

Funds

Name of Fund	Annual Rate of Average Daily Net Assets	Effective Date
Destra Dividend Total Return Fund	0.85%	November 6, 2014
Destra Wolverine Alternative Opportunities Fund	1.20%	October 6, 2015